Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445
Commission File No. for the related Registration Statement: 333-260969

MSP Recovery’s Portfolio of Assigned Claims Grows by Over 440%, from $61 billion to an Estimated $330 billion in Paid Amount

•	As a result of additional agreements signed by MSP Recovery, the Paid Amount (as explained below) associated with MSP Recovery’s portfolio of claims has increased by more than 440% from September 30, 2021
•	Once MSP Recovery onboards and analyzes these newly assigned claims with its proprietary algorithms, the Paid Value of Potentially Recoverable Claims (as explained below) associated with its portfolio is currently expected to exceed its previously forecasted amount through 2025

CORAL GABLES, FLORIDA — January 25, 2022 — MSP Recovery, LLC (“MSP Recovery” or “MSP”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, that in July agreed to a business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”), today announced that it has signed additional agreements with new and existing clients for additional healthcare claims, which significantly increase the Paid Amount associated with MSP Recovery’s portfolio of claims.

As of September 30, 2021, MSP’s portfolio included approximately $256 billion in Billed Amount (reflecting the full amount billed by a provider to a health plan or insurer) and approximately $61 billion in Paid Amount (reflecting amounts actually paid to a provider from a health plan). MSP estimates that the Paid Value of Potentially Recoverable Claims associated with its portfolio as of September 30, 2021, was approximately $15 billion (which represents the estimated Paid Amount associated with claims that MSP projects as potentially recoverable). Today, MSP is announcing additional agreements with new and existing clients that add over $270 billion in Paid Amount to MSP’s portfolio (with an estimated Billed Amount in excess of $1.3 trillion). These additional claims increase the total Paid Amount associated with MSP’s portfolio to an estimated $330 billion, which represents a greater than 440% increase over the total Paid Amount as of September 30, 2021. Once MSP onboards and analyzes these newly assigned claims through its proprietary algorithms, the Paid Value of Potentially Recoverable Claims associated with its portfolio is currently expected to exceed its previously forecasted amount through 2025.

“Today’s news is a new milestone as MSP Recovery continues to expand its claims recovery portfolio since announcing the business combination with LCAP in July,” said MSP Recovery Founder and CEO, John H. Ruiz. “We believe we are well-positioned to take advantage of the growing level of interest from providers and payers in the industry-leading services we provide and the growing recognition by the healthcare industry of the need for MSP Recovery’s specialized expertise,” explained Mr. Ruiz. “We have the data, healthcare, and legal knowledge necessary to maximize our integrated platform, focusing on proper healthcare delivery, compliance and payment integrity, while innovating live-saving technologies to improve healthcare for all Americans,” Ruiz said.

MSP Recovery believes it is uniquely positioned to identify the responsible payers and provide optimal and accurate allocation of resources, saving healthcare providers and payers billions of dollars in improper payments, while innovating technologies to improve the quality of healthcare and help save lives.

“MSP Recovery’s revolutionary data analytics platform combined with its strategic business growth has created impressive results,” stated Ophir Sternberg, Chairman and CEO of Lionheart. “Today’s announcement illustrates MSP’s ability to realize new revenue streams, incremental to the original business combination forecast, providing significant upside to LCAP shareholders,” Sternberg said.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties. MSP Recovery provides the healthcare industry with comprehensive compliance solutions, while innovating technologies designed to help save lives. For more information, visit: www.msprecovery.com.

About Lionheart Acquisition Corporation II

On January 4, 2022, LCAP filed with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement regarding an extension of the deadline to complete its business combination from February 18, 2022 to August 18, 2022 (the "Extension Proxy Statement"). Further, Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), LCAP has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. The Form S-4 includes a proxy statement / prospectus to be distributed, once definitive, to holders of LCAP’s common stock in connection with LCAP’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. LCAP and MSP urge investors, stockholders and other interested persons to read the Extension Proxy Statement and the Form S-4, including, when available, the amendments thereto and the definitive proxy statement/prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, LCAP and the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to LCAP’s stockholders as of the record date established for voting on the proposed business combination. LCAP’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants is included in the Form S-4 and will be included in any amendments thereto, as well as the definitive proxy statement/prospectus, when available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by Paid Amount, projected Paid Value of Potentially Recoverable Claims, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Actual recoveries to MSP from its claims portfolio may vary materially from the projected amounts of potentially recoverable claims. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, any inaccuracies in the assumptions underlying MSP’s forecasts over time, including its estimates of Paid Value of Potentially Recoverable Claims; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (as may be amended from time to time, the “Agreement”); the outcome of any legal proceedings that may be instituted against LCAP or MSP or their affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks that the anticipated benefits of the partnerships with Synnova Health, Tokenology and SirenMD are not realized or are delayed; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC, the Form S-4, including any amendments thereto and the definitive proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

For Media:
ICR, Inc.
MSP@icrinc.com

For Investors:
ICR, Inc.
Marc Griffin
Marc.Griffin@icrinc.com